Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHANGE OF DATE OF BOARD MEETING

Reference is made to the announcement of China Southern Airlines Company Limited (the “Company”) dated 27 July 2016 in relation to a meeting of the board of directors (the “Board”) of the Company to be held on Tuesday, 30 August 2016 for the purpose of considering and approving, inter alia, the interim results of the Company for six months ended 30 June 2016 and the payment of an interim dividend, if any.

The Board hereby announces that the date of Board meeting has been rescheduled, and the Board meeting will now be held on Monday, 29 August 2016.

By Order of the Board

China Southern Airlines Company Limited

Xie Bing

Company Secretary

Guangzhou, the People’s Republic of China

17 August 2016

As at the date of this announcement, the Directors include Wang Chang Shun, Yuan Xin An and Yang Li Hua as non-executive Directors, Tan Wan Geng, Zhang Zi Fang and Li Shao Bin as executive Directors; and Ning Xiang Dong, Liu Chang Le, Tan Jin Song, Guo Wei and Jiao Shu Ge as independent non-executive Directors.